August 31, 2012

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Conmed Healthcare Management Inc. (the “Registrant”)
Registration No. 333-182128
Accession Number: 0001144204-12-048923

Dear Sir or Madam:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477 under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of Post-Effective Amendment No. 1 to the Registrant’s registration statement on Form S-8 filed with EDGAR submission type POS AM, which was accepted via the EDGAR system at 1:10 p.m. on August 30, 2012 (Accession No. 00001144204-12-048923), and deemed filed on August 30, 2012.  The post-effective amendment will be re-filed with EDGAR submission type S-8 POS.

Therefore, the Registrant respectfully requests the Commission’s consent to the withdrawal of Registrant’s Post-Effective Amendment No. 1(Accession No. 00001144204-12-048923) filed under the EDGAR submission type POS AM. In accordance with Rule 477 under the Securities Act of 1933, as amended, no securities have been sold under the Post Effective Amendment No. 1.

Questions and comments concerning this filing may be directed to the undersigned at (617) 235-4740.

Very truly yours,

/s/Adam Collicelli

Adam Collicelli